



Jonathan Lightning Rayos · 2nd

Founder | Managing Partner | CEO

Bloomfield Hills, Michigan · 500+ connections · **Contact info**

 **MARUX**

Experience

MARUX
1 yr 9 mos

○ **Managing Partner | CEO**
Dec 2019 – Present · 10 mos
Detroit, Michigan, United States

○ **Founder**
Jan 2019 – Present · 1 yr 9 mos
Detroit, Michigan, United States

○ **Interim Technical Officer**
Jan 2020 – Aug 2020 · 8 mos
Detroit, Michigan

The mission is to provide a visual interactive platform that provides data capture through a proprietary mobile application; providing data feedback for human biomechanics, and response analysis.

 **U.S. Patent No. 62/941.150.**



Lightning Media Interactive
4 yrs 4 mos



Managing Partner | Interim CTO
Aug 2019 – Present · 1 yr 2 mos



Founder
Jun 2016 – Present · 4 yrs 4 mos
Detroit, Michigan

  



Board Of Advisors
Powur Solar Workforce
2018 – Present · 2 yrs
United States

World's first scalable, solar energy services platfo



Aquent Studios
3 yrs 9 mos



Technical Consultant
2014 – Sep 2016 · 2 yrs
North America

Engaged in experiential marketing, interactive software, and virtual reality (VR) training across industry verticals including health/medical, automotive, aerospace and utilities.



Change Management Consultant
Full-time
Jan 2013 – Mar 2014 · 1 yr 3 mos
Detroit Metropolitan Area



ProQuest
1 yr 9 mos



Sr Project Manager | Digital
Full-time
Dec 2012 – Aug 2013 · 9 mos



Social Brand Manager
Dec 2011 – Dec 2012 · 1 yr 1 mo
Ann Arbor, Michigan

Product/brand management for a global digital inf

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Education



Michigan State University - Eli Broad Colleg
Marketing and Finance



Michigan State University
Marketing; Economics



University of Michigan - Stephen M. Ross S
Executive Managment, Strategic Leaders Program

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Volunteer Experience



Volunteer Disaster Recovery
Team Rubicon
Feb 2019 – Present • 1 yr 8 mos
Disaster and Humanitarian Relief



Donor
Wounded Warrior Project
Jan 2017 – Present • 3 yrs 9 mos
Social Services



Volunteer | Fundraiser
The Breast Cancer Research Foundation
Jul 2012 – Present • 8 yrs 3 mos
Health

1 in 3 women will diagnosed with breast cancer. R
http://www.bcrfcure.org/

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